June 4, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re:	Stevia First Corp.
Registration Statement on Form S-1
Filed April 10, 2013
File No. 333-187824

Dear Mr. Reynolds:

This letter is in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Company dated, with respect to the Registration Statement on Form S-1 (File No. 333-187824) (as amended, the “Registration Statement”) first filed by Stevia First Corp. (the “Company”) on April 10, 2013. For convenience, the text of each of the Staff’s comments appears in italics in this letter, with the Company’s response immediately following each comment.

Use of Proceeds, page 15

1.	Please revise your tabular disclosure to discuss the company’s intended use of proceeds if less than the maximum proceeds are obtained. For example, disclose the intended use of proceeds if 25%, 50%, 75% and 100% of the maximum proceeds are obtained. Please also discuss the company’s plans if less than 25% of the maximum proceeds are obtained.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the requested use of proceeds information.

Plan of Distribution, page 21

2.	Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed placement agent arrangements.

Response:

The Company confirms that, prior to the effectiveness of the Registration Statement, the placement agent in the offering, H.C. Wainwright & Co., LLC (“H.C. Wainwright”), will provide to the Staff a copy of the requested letter or arrange for the requested phone call from FINRA.

Management’s Discussion and Analysis . . . , page 24

3.	We note that your disclosure regarding your total expected expenditures and operational milestones does not appear to have changed since the Form S-1/A filed on February 19, 2013. Please update this disclosure as appropriate. As a non-exclusive example, please revise to reflect any changes resulting from the proceeds you hope to receive from this offering.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to update the Company’s disclosure regarding its expected expenditures and operational milestones.

Exhibits

4.	Please file your placement agent agreement with Dawson James Securities, Inc. as an exhibit to the registration statement. Please see Item 601(b)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to add its placement agent agreement with the new placement agent for the offering, H.C. Wainwright, to the Exhibit Index as Exhibit 1.1, as required by Item 601(b)(1) of Regulation S-K. The Company has also filed a complete copy of the agreement as an exhibit to the Registration Statement.

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We appreciate your time and attention to these responses to the Staff’s comments. Please direct any comments or inquiries regarding the foregoing to me at (530) 231-7800 (telephone) or brooke@stevia-first.com (e-mail).

Very truly yours,

/s/Robert Brooke

Name: Robert Brooke

Title: Chief Executive Officer

cc:	Steven G. Rowles, Esq., Morrison & Foerster LLP
David Link, Esq., Securities and Exchange Commission
Shaz Niazi, Esq., Securities and Exchange Commission